Exhibit 99.1

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three and Six Months Ended June 30, 2009

This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2009 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of July 29, 2009.

SECOND QUARTER HIGHLIGHTS

•	Gold production increased by 5% to 582,400 ounces compared with 553,200 ounces in 2008.

•
Total cash costs were $310 per gold ounce, net of by-product copper and silver credits, compared with $308 per ounce in 2008. On a co-product basis, cash costs were $402 per gold ounce, compared with $432 per gold ounce in 2008.(1)(2)

•
Net loss of $231.6 million ($0.32 per share), compared to net loss of $9.2 million ($0.01 per share) in 2008. Adjusted net earnings (3) amounted to $99.2 million ($0.14 per share), compared with adjusted net earnings of $83.2 million ($0.12 per share) in 2008.

•	Operating cash flows of $263.7 million, compared to $184.7 million in 2008. Operating cash flows before working capital changes (4) of $276.6 million, compared to $226.3 million in 2008.

•	Dividends paid of $32.9 million, compared to $32.0 million in 2008.

•	On June 5, 2009, the Company completed a 2% convertible senior note offering, due August 2014 for net proceeds of $839.7 million.

(1)	Excludes the San Martin operation, which commenced reclamation activities in October 2007.

(2)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. By-product cash costs are computed by deducting by-product copper and silver sales revenues from operating cash costs. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals using a ratio based on gold revenues as a proportion of total revenues. Refer to page 35 for a reconciliation of total cash costs to reported operating expenses.

(3)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 36 for a reconciliation of adjusted net earnings to reported net earnings.

(4)
Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s producing properties are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal, Los Filos and San Dimas gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, and the Marigold (66.7% interest) and Wharf gold mines in the United States.  Significant development projects include the Peñasquito gold/silver/zinc/lead project in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala and the Pueblo Viejo gold/silver/copper project (40% interest) in the Dominican Republic. Goldcorp also owns a 66% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold-copper project in Canada.

Goldcorp is one of the world’s lowest cost and fastest growing senior gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet. Its gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and the Toronto Stock Exchange.

During the second quarter of 2009, the Company realized an average gold price of $927 per ounce, a 2% increase from the first quarter of 2009. Gold ounces sold during the second quarter of 2009 was in line with the Company’s approved mine plans for 2009. While Red Lake gold mines experienced lower production volumes as a result of lower grades due to the change in mining sequence, there was a more than offsetting higher than planned production at El Sauzal and Musselwhite.  Costs of operations have increased compared to the prior quarter as higher consumable costs, export retention tax, YMAD net proceeds payments and losses from the strengthening of non-US dollar currencies in the locations in which the Company operates place increased cost pressures on our operations. Specifically, the Canadian dollar and Mexican peso strengthened by 6% and 7%, respectively, during the second quarter of 2009. The strength of the US dollar has started to decline as the ongoing global economic downturn caused investors to seek financial security elsewhere, such as commodities, which is evidenced by continued strong gold prices.

On July 13, 2009, the Company announced the completion of the construction of the first sulphide process line (Line 1) at Peñasquito and that commissioning work is advancing on schedule. The primary crusher was completed early in the second quarter and has filled the coarse ore stockpile with 230,000 tonnes of crushed ore in preparation for initial milling. The Line 1 feeders and conveying systems are complete. Construction of the Line 1 SAG mill and the associated two ball mills is complete and commissioning is under way. The Line 1 lead and zinc flotation circuits are substantially complete. Construction of the second sulphide process line (Line 2) is well underway and progressing toward planned completion in the third quarter of 2010. Many of the components are already on site, including the wrap-around drive motor for the SAG mill and the motors for the two ball mills. The shells for both the SAG and ball mills arrived in Mexico in early July and are currently on site. Each of the two process lines has designed throughput of 50,000 tonnes per day. Following the completion of the high pressure grinding roll circuit, throughput is expected to reach 130,000 tonnes per day in the fourth quarter of 2010. Advancement of mine optimization evaluations has progressed and includes the assessment of an independent power plant and in-pit crushing and conveying. Concentrate production is expected to ramp up through the remainder of 2009 with the first concentrate sales occurring in the latter part of the year.

In the beginning of the year, with a focus on prudent fiscal management and capital spending, the Company temporarily deferred certain spending at longer-term growth projects such as the Éléonore gold project, the development of the Cochenour property located at Red Lake, the planned open pit at Red Lake and the potential Hollinger underground operation at Porcupine, while key near-term projects are being developed. With improvements in metal markets and the issuance of $862.5 million of 2% convertible senior notes on June 5, 2009, the Company has ensured that sufficient resources are available not only to develop key near-term projects, but also to accelerate development of certain projects. As a result, the Company has decided to approve additional capital expenditures in the

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

amount of $88.0 million, which results in a forecasted capital expenditures amount of $1.5 billion for the year. Included in these additional expenditures are the following:

•	plans to increase exploration in the Red Lake high grade zone following the early completion of the 4199 exploration drift;

•	the acceleration of the progress toward Cyanide Code compliance by the Porcupine operation; and

•	reactivation of the advanced exploration activities at Éléonore including road access and a power line to the site.

In the second quarter of 2009, the Company also announced important progress on another key development project, Cochenour, at Red Lake. A budget of $12.0 million for initial development and a timeline toward feasibility and construction at this major deposit was announced.  The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel gold discovery, acquired by Goldcorp in the Gold Eagle transaction in September 2008. It is an important step in the work underway to optimize the long-term development plans for Goldcorp’s entire Red Lake asset portfolio.  This multi-year focus on optimizing the Red Lake assets will provide an important contribution to the Company’s long term growth profile.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (1) (2)
	Three Months Ended
	June 30		March 31		December 31		September 30
	2009	2008	2009	2008	2008	2007	2008	2007

Revenues	$628.6	$631.7	$624.8	$626.7	$609.0	$679.8	$552.2	$524.0
Gold produced (ounces)	582,400	553,200	616,500	521,900	691,800	622,600	557,400	545,000
Gold sold (ounces) (3)	564,800	556,200	607,900	517,800	680,200	623,100	550,500	524,000
Average realized gold price (per ounce)	$927	$897	$912	$932	$797	$797	$865	$685
Average London spot gold price (per ounce)	$922	$896	$908	$925	$795	$786	$872	$680
Earnings from operations	$155.3	$136.2	$201.8	$219.4	$51.0	$195.6	$99.4	$155.4
Net earnings (loss) from continuing operations	$(231.6)	$(9.2)	$290.9	$229.5	$958.1	$196.6	$297.2	$70.3
Net earnings from discontinued operations(1)	$-	$-	$-	$-	$-	$59.9	$-	$5.5
Net earnings (loss)	$(231.6)	$(9.2)	$290.9	$229.5	$958.1	$256.5	$297.2	$75.8
Earnings (loss) per share from continuing operations Basic	$(0.32)	$(0.01)	$0.40	$0.32	$1.31	$0.28	$0.42	$0.10
Diluted	$(0.32)	$(0.01)	$0.40	$0.32	$1.31	$0.28	$0.42	$0.10
Net earnings (loss) per share Basic	$(0.32)	$(0.01)	$0.40	$0.32	$1.31	$0.36	$0.42	$0.11
Diluted	$(0.32)	$(0.01)	$0.40	$0.32	$1.31	$0.36	$0.42	$0.11
Cash flow from operating activities of continuing operations	$263.7	$184.7	$298.1	$216.3	$247.9	$229.6	$217.1	$189.0
Total cash costs of continuing operations – by-product (per gold ounce) (4)(5)	$310	$308	$288	$238	$323	$208	$346	$160
Total cash costs of continuing operations – co-product (per gold ounce) (4)(6)	$402	$432	$353	$395	$358	$327	$398	$297
Dividends paid	$32.9	$32.0	$32.9	$31.9	$32.7	$31.9	$32.1	$31.7
Cash and cash equivalents	$866.0	$1,160.8	$260.8	$1,268.9	$262.3	$510.8	$453.9	$599.6
Total assets	$20,309.5	$18,012.1	$19,328.4	$17,868.4	$19,008.8	$18,952.2	$19,017.0	$18,233.9

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (non-GAAP(1))
Revenues	$628.6	$631.7	$624.8	$626.7	$609.0	$708.9	$552.2	$554.1
Gold produced (ounces)	582,400	553,200	616,500	521,900	691,800	638,900	557,400	556,200
Gold sold (ounces)	564,800	556,200	607,900	517,800	680,200	638,500	550,500	537,200
Total cash costs- by-product (per gold ounce) (4)(5)	$310	$308	$288	$238	$323	$195	$346	$140
Total cash costs- co-product (per gold ounce) (4)(6)	$402	$432	$353	$395	$358	$327	$398	$297

(1)
As a result of the sale of Goldcorp’s 50% interest in La Coipa in December 2007, the results of that mine were reclassified as discontinued operations, in accordance with GAAP.  Where noted, certain results above have been presented including La Coipa for informational purposes only.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

(2)
Includes 100% of the operating results of Porcupine and Musselwhite after December 21, 2007 and 51% and 68%, respectively, prior to December 21, 2007. Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(3)	Excludes pre-commissioning sales ounces from Peñasquito as sales revenues are credited against capitalized project costs.

(4)
The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 and beyond have been presented excluding San Martin for informational purposes only.

(5)
The calculation of total cash costs per gold ounce is net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for La Coipa and Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 per silver ounce prior to November 2008) sold to Silver Wheaton).

(6)
Total cash costs per gold ounce on a  co-product basis is computed by allocating operating cash costs separately to metals using a ratio of gold revenues as a proportion of total revenues for Alumbrera (includes copper revenues); La Coipa and Marlin (includes silver revenues).

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Review of Financial Results

Three months ended June 30, 2009 compared to the three months ended June 30, 2008

Net loss for the second quarter of 2009 was $231.6 million, or $0.32 per share, compared with $9.2 million, or $0.01 per share, in the second quarter of 2008.  Compared to the second quarter of 2008, net loss for the three months ended June 30, 2009 was impacted significantly by the following factors:

•
Revenues decreased by $3.1 million, or 0.5%, primarily due to a 31% decrease in realized copper prices, offset by a 10% increase in copper sales volumes, a $30 per ounce increase in realized gold prices and a 2% increase in gold sales volumes;

•
Operating expenses decreased by $15.4 million, or 5%, compared to the second quarter of 2008, primarily as a result of the weakening of the Canadian dollar and Mexican peso, offset by increases in labour, consumable costs and the export retention tax at Alumbrera.  The weakening of the Canadian dollar and Mexican peso by 16% and 28%, respectively, against the US dollar positively impacted the earnings of the Canadian operations by approximately $18.2 million and the earnings of the Mexican operations by approximately $6.2 million  when compared to the second quarter of 2008;

•
Interest and other income decreased by $13.8 million compared to the second quarter of 2008, primarily due to the interest income earned during the second quarter of 2008 on the significant cash balances held, which arose from the sale of the Peñasquito silver stream in the third quarter of 2007 and the disposition of the Silver Wheaton shares in the first quarter of 2008;

•
Interest expense and financing fees include $18.6 million of convertible debt issue costs expensed in June of 2009 and $5.4 million of interest expense primarily on the outstanding convertible debt.  There was no outstanding debt during the second quarter of 2008;

•
A $305.6 million non-cash foreign exchange loss in the second quarter of 2009 on the translation of future income tax liabilities on mining interests arising from acquisitions, compared to a $98.4 million loss in the second quarter of 2008, primarily due to the increased volatility of the Canadian dollar and Mexican peso during the second quarter of 2009; and

•
An $8.7 million gain on non-hedge derivatives in the second quarter of 2009 from foreign currency, heating oil, and copper forward and option contracts, compared to a $0.7 million loss from copper forward purchase contracts in the second quarter of 2008.

Adjusted net earnings amounted to $99.2 million (1) for the three months ended June 30, 2009, compared to $83.2 million for the second quarter of 2008.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Three months ended June 30, 2009 compared to the three months ended March 31, 2009

Net loss for the second quarter of 2009 was $231.6 million, or $0.32 per share, compared with net earnings of $290.9 million, or $0.40 per share, in the first quarter of 2009.  Compared to the prior quarter, net loss for the three months ended June 30, 2009 was impacted significantly by the following factors:

•
Revenues increased by $3.8 million, or 0.6%, due to a 2% and 19% increase in realized gold and copper prices, respectively, and a 26% increase in copper sales volume, offset by a 7% decrease in gold sales volumes;

•
Operating expenses increased by $44.9 million, or 17%, compared to the prior quarter primarily as a result of higher export retention taxes and YMAD net proceeds payment in Alumbrera ($20.9 million), higher development and drilling costs relating to current production, higher consumable costs and the impact of the strengthening of the Canadian dollar and Mexican peso. The strengthening of the Canadian dollar and Mexican peso by 6% and 7%, respectively, against the US dollar increased operating costs of the Canadian operations by approximately $7.2 million and of the Mexican operations by approximately $1.5 million, when compared to the first quarter of 2009;

•
Interest expense and financing fees include $18.6 million of convertible debt issue costs expensed in June of 2009 and $5.4 million of interest expense primarily on the outstanding convertible debt.  Outstanding debt during the prior quarter was significantly lower;

•
A $305.6 million non-cash foreign exchange loss in the second quarter of 2009 on the translation of future income tax liabilities on mining interests arising from acquisitions, primarily due to the strengthening of the Canadian dollar (8%) and Mexican peso (7%), during the three months ended June 30, 2009. The $121.4 million non-cash foreign exchange gain in the prior quarter on the translation of future income tax liabilities on mining interests arising from acquisitions, resulted from a 3% weakening of the Canadian dollar and Mexican peso, during the three months ended March 31, 2009;

•
An $8.7 million gain on non-hedge derivatives in the second quarter of 2009 from foreign currency, heating oil, and copper  forward and option contracts, compared to a $1.0 million gain in the prior quarter; and

•
A higher effective tax rate in the second quarter of 2009, excluding the impact of the foreign exchange gain and loss on the translation of future income tax liabilities, compared to the prior quarter due to additional tax benefits recognized from the harmonization of Ontario with the Canadian Federal tax system and the final settlement of certain tax audit issues during the prior quarter.

Adjusted net earnings of $99.2 million (1) for the three months ended June 30, 2009, decreased compared to $169.3 million for the prior quarter, primarily due to higher operating costs, as noted above, increased interest expense arising from the $862.5 million convertible notes issued in the second quarter and a higher effective tax rate.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30, 2009 compared to the six months ended June 30, 2008

Net earnings for the six months ended June 30, 2009 were $59.3 million, or $0.08 per share, compared with $220.3 million, or $0.31 per share, in the six months ended June 30, 2008.  Compared to the six months ended June 30, 2008, net earnings for the six months ended June 30, 2009 were impacted significantly by the following factors:

•
Revenues decreased by $5.0 million, or 0.4%, primarily due to a 43% decrease in realized copper prices, offset by a $6 per ounce increase in realized gold prices, 9% increase in gold sales volumes and 19% increase in copper sales volumes;

•
Operating expenses decreased by $15.3 million, or 3%, primarily as a result of the favourable impact of the Canadian dollar and Mexican peso foreign exchange movements, offset by increases in labour, consumable costs and export retention taxes at Alumbrera;

•
Exploration expenditures decreased by $13.2 million due to the focus on key development projects. Total exploration expenditures in 2009 are expected to amount to $95.0 million, of which approximately one-third is expected to be expensed;

•
Interest and other income decreased by $23.8 million primarily due to the interest income earned during the six months ended June 30, 2008 on the significant cash balances held, which arose from the sale of the Peñasquito silver stream in the third quarter of 2007 and the disposition of the Silver Wheaton shares in the first quarter of 2008.  The Company utilized these proceeds to fund its Peñasquito and Pueblo Viejo projects;

•
Interest expense and financing fees include $18.6 million of convertible debt issue costs expensed in 2009 and $5.9 million of interest expense primarily on the outstanding convertible debt.  Interest expense of $6.2 million in the six months ended June 30, 2008 was incurred on the credit facility draws, primarily in the first quarter of 2008, prior to the disposition of the Silver Wheaton shares;

•
A $184.2 million non-cash foreign exchange loss in the six months ended June 30, 2009 on the translation of future income tax liabilities on mining interests arising from acquisitions, primarily due to the 5% strengthening of the Canadian dollar and Mexican peso during the six months ended June 30, 2009. The $155.0 million non-cash foreign exchange loss in the six months ended June 30, 2008 on the translation of future income tax liabilities on mining interests arising from acquisitions, resulted from a 6% strengthening of the Mexican peso, offset slightly by a 3% weakening of the Canadian dollar during the six months ended June 30, 2008;

•
A $9.7 million gain on non-hedge derivatives in the six months ended June 30, 2009 from foreign currency, heating oil, and copper forward and option contracts, compared to a $32.3 million loss from copper forward purchase contracts in the six months ended June 30, 2008; and

•
A lower effective tax rate for the six months ended June 30, 2009 primarily due to the tax impacts of the additional tax benefits recognized from the harmonization of Ontario corporate income tax with the Federal tax system and the final settlement of certain tax audit issues in 2009 and the future income taxes payable on the disposition of the Silver Wheaton shares of $155.9 million for the six months ended June 30, 2008.

Adjusted net earnings amounted to $264.9 (1) for the six months ended June 30, 2009, compared to $247.9 million for the same period last year. Higher adjusted net earnings are primarily the result of lower operating expenses as noted above, offset by significant decreases in copper prices, increased interest expense and lower interest income earned.

(1)
Adjusted net earnings is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 36 for a reconciliation of adjusted net earnings to reported net earnings.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Three months ended June 30
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (per gold ounce) (1)
Red Lake	2009	$119.3	125,700	128,500	$927	$52.2	$326
	2008	126.2	149,600	141,500	890	51.3	339
Porcupine	2009	72.5	77,700	77,600	932	21.0	436
	2008	63.3	70,500	70,700	894	(2.6)	652
Musselwhite	2009	66.9	71,900	72,100	927	21.2	508
	2008	44.4	50,100	49,400	897	4.2	644
San Dimas (1)	2009	29.6	27,100	27,100	929	15.3	309
	2008	20.8	19,500	19,000	904	1.4	597
Los Filos	2009	54.9	58,500	58,400	924	9.4	510
	2008	53.1	58,500	58,400	899	14.9	470
El Sauzal	2009	49.0	53,100	53,500	915	12.1	185
	2008	61.4	67,700	67,700	900	26.2	149
Peñasquito (2)	2009	-	20,300	-	-	-	-
	2008	-	-	-	-	-	-
Marlin (1)	2009	68.5	63,000	62,000	927	23.5	250
	2008	63.7	51,300	56,400	901	26.1	176
Alumbrera (1)	2009	128.7	46,900	47,100	930	32.9	(559)
	2008	157.1	40,900	48,200	902	52.6	(808)
Marigold	2009	18.2	19,500	19,600	931	0.6	725
	2008	22.8	25,200	25,300	899	1.9	654
Wharf	2009	18.5	18,700	18,900	924	3.9	596
	2008	15.9	15,000	16,600	900	6.3	448
Terrane	2009	-	-	-	-	(1.1)	-
	2008	-	-	-	-	(1.2)	-
Other (3)	2009	2.5	-	-	-	(35.7)	-
	2008	3.0	4,900	3,000	892	(44.9)	-
Total	2009	$628.6	582,400	564,800	$927	$155.3	$310
	2008	631.7	553,200	556,200	897	136.2	308

(1)
The calculation of total cash costs per gold ounce is net of by-product sales revenues (by-product copper revenue for Alumbrera; by-product silver revenues for Marlin at market silver prices and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 per silver ounce prior to November 2008) sold to Silver Wheaton). Cash costs have been presented excluding San Martin for information purposes only.

(2)	Represents pre-commissioning production ounces from Peñasquito. Sales and related sales revenues are excluded as they are credited against capitalized project costs.

(3)	Includes costs of silver sales in San Dimas, corporate activities and San Martin which commenced reclamation activities in October 2007.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30
		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Earnings (loss) from Operations	Total cash costs (per gold ounce) (1)
Red Lake	2009	$269.2	287,600	292,700	$918	$133.0	$292
	2008	246.5	278,100	270,900	908	99.8	353
Porcupine	2009	144.0	156,000	156,200	921	40.6	443
	2008	128.8	137,300	140,600	914	6.7	643
Musselwhite	2009	117.7	126,500	127,300	924	33.9	518
	2008	84.3	88,900	92,400	911	4.7	691
San Dimas (1)	2009	60.1	54,700	55,100	921	30.6	283
	2008	48.9	43,600	45,900	914	12.1	472
Los Filos	2009	110.7	119,100	119,100	917	25.3	488
	2008	100.1	106,800	108,800	914	36.3	381
El Sauzal	2009	116.1	124,000	126,300	916	43.7	148
	2008	115.7	124,200	125,700	914	49.6	154
Peñasquito (2)	2009	-	36,700	-	-	-	-
	2008	-	-	-	-	-	-
Marlin (1)	2009	141.5	127,500	129,700	917	52.4	233
	2008	143.3	121,600	123,800	919	67.4	111
Alumbrera (1)	2009	223.4	94,100	91,500	928	63.0	(466)
	2008	290.1	92,000	84,200	927	120.8	(1,151)
Marigold	2009	36.0	36,100	39,100	921	1.1	726
	2008	43.0	47,200	47,000	913	7.2	611
Wharf	2009	32.2	34,000	33,100	918	5.8	629
	2008	27.3	26,600	28,700	906	9.3	499
Terrane	2009	-	-	-	-	(2.1)	-
	2008	-	-	-	-	(2.9)	-
Other (3)	2009	2.5	2,600	2,600	911	(70.2)	-
	2008	30.4	8,800	6,000	915	(55.4)	-
Total	2009	$1,253.4	1,198,900	1,172,700	$920	$357.1	$299
	2008	1,258.4	1,075,100	1,074,000	914	355.6	274

(1)
The calculation of total cash costs per gold ounce is net of by-product sales revenues (by-product copper revenue for Alumbrera; by-product silver revenues for Marlin at market silver prices and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 per silver ounce prior to November 2008) sold to Silver Wheaton). Cash costs have been presented excluding San Martin for information purposes only.

(2)	Represents pre-commissioning production ounces from Peñasquito. Sales and related sales revenues are excluded as they are credited against capitalized project costs.

(3)
Includes costs of silver sales in San Dimas, corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition, and San Martin which commenced reclamation activities in October 2007.

                                                                                                                                                   GOLDCORP

|10

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada
	Three Months Ended
Operating Data	June 30 2009	March 31 2009	December 31 2008	September 30 2008	June 30 2008
Tonnes of ore milled	200,100	189,500	211,100	198,800	185,300
Average mill head grade (grams/tonne)	21	27	29	26	26
Average recovery rate	96%	96%	96%	96%	96%
Gold (ounces)
– Produced	125,700	161,900	191,000	160,100	149,600
– Sold	128,500	164,200	188,400	159,000	141,500
Average realized gold price (per ounce)	$927	$911	$795	$875	$890
Total cash costs (per ounce)	$326	$265	$232	$297	$339
Financial Data
Revenues	$119.3	$149.9	$150.0	$139.3	$126.2
Depreciation and depletion	$22.6	$21.5	$28.8	$26.5	$21.5
Earnings from operations	$52.2	$80.8	$71.3	$60.4	$51.3
Expenditures on mining interests	$24.2	$21.9	$23.9	$22.9	$22.0

Gold production for the second quarter of 2009 was 16%, or 23,900 ounces, less than in the second quarter of 2008 due to 19% lower grades, offset slightly by 8% higher tonnage from the footwall zones.  The lower grades were due to a change in mining sequence to minimize production interruptions due to localized seismicity, resulting in lower than planned grades and tonnage from the high grade zone.  Waste development in the high grade zone will continue into the fourth quarter of 2009 to improve geotechnical conditions and enable increased flexibility in the mining sequence.

Cash costs for the second quarter of 2009 were 4%, or $13 per ounce, lower than in the second quarter of 2008 due to a weaker Canadian dollar ($58 per ounce, or 446%), offset by lower gold production ($34 per ounce, or 261%) and higher operating costs ($11 per ounce, or 85%).  The increase in operating costs was attributable to increased long-hole drilling costs ($1.1 million) and labour costs ($0.8 million), offset by decreased contractor costs ($0.5 million).

Gold production for the second quarter of 2009 was 22%, or 36,200 ounces, less than in the first quarter of 2009. In comparison to the prior quarter, Red Lake gold mines experienced 22% lower grades and 6% higher mill throughput. The lower grades were due to the change in mining sequence in response to the necessity to improve geotechnical conditions in the high grade zone.  The change in mining sequence resulted in lower grade tonnes from the footwall zone, while increasing mill throughput.

Cash costs for the second quarter of 2009 were 23%, or $61 per ounce, higher than in the prior quarter due to lower gold production ($74 per ounce, or 121%) and a stronger Canadian dollar ($18 per ounce, or 30%), offset by lower operating costs ($31 per ounce, or 51%). The decrease in operating costs was primarily attributable to lower labour costs ($1.6 million), contractors ($1.1 million), propane ($0.9 million) and other consumables ($0.3 million).

The installation of underground infrastructure was completed during the second quarter of 2009, which included the dewatering system and the new ventilation raise. The key focus for the remainder of 2009 will continue to be on development and exploration advances to provide greater mining flexibility for future years. The planned extension of the 4199 exploration drift was completed during the second quarter of 2009, three months ahead of schedule, allowing for additional exploration drilling. Two diamond drills are now drilling to extend the depth of the high grade zone resource and reserve estimation boundary which are expected to generate new reserves in the high grade zone at depth for the first time in four years. During the second quarter of 2009, the dewatering of the Cochenour shaft and studies with respect to optimal access for exploration and development of the mine commenced. $3.8 million of

                                                                                                                                                   GOLDCORP

|11

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

capital costs were incurred and included in the Red Lake gold mines capital expenditures noted above. The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel gold discovery.

                                                                                                                                                   GOLDCORP

|12

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mine, Canada
	Three Months Ended
Operating Data	June 30 2009	March 31 2009	December 31 2008	September 30 2008	June 30 2008
Tonnes of ore milled	1,007,700	998,700	1,006,000	921,700	901,300
Average mill head grade (grams/tonne)	2.68	2.82	2.81	2.64	2.61
Average recovery rate (%)	90%	90%	90%	93%	92%
Gold (ounces)
– Produced	77,700	78,300	84,700	69,000	70,500
– Sold	77,600	78,600	84,400	69,000	70,700
Average realized gold price (per ounce)	$932	$909	$795	$865	$894
Total cash costs (per ounce)	$436	$450	$500	$583	$652
Financial Data
Revenues	$72.5	$71.5	$67.0	$59.8	$63.3
Depreciation and depletion	$16.0	$15.7	$18.1	$15.6	$19.4
Earnings (loss) from operations (1)	$21.0	$19.6	$(42.2)	$1.3	$(2.6)
Expenditures on mining interests	$8.9	$4.4	$10.5	$13.0	$12.7

(1)
During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit as a result of a reduction of 1.4 million in its proven and probable ounces of gold reserves.

Gold production for the second quarter of 2009 was 10%, or 7,200 ounces, more than in the second quarter of 2008, due to 12% increased mill throughput and 3% higher grades. As mining of the bottom of the Pamour open pit is nearing completion, the mine is experiencing 4% higher tonnage at comparable grades.  In addition, previous improvements to sand fill removal from ore in the Dome underground continued to produce operational benefits with 37% higher grades and 60% higher tonnage. Partially offsetting these increases are 8% lower grades and 14% lower tonnage at Hoyle Pond, as its underground ore supply decreased due to scheduled track upgrades and loader availability.

Cash costs for the second quarter of 2009 were 33%, or $216 per ounce, lower than in the second quarter of 2008 due to higher gold production ($58 per ounce, or 27%), a weaker Canadian dollar ($64 per ounce, or 30%) and lower operating costs ($94 per ounce, or 43%).  The decrease in operating costs was attributable to maintenance parts ($1.4 million), diesel fuel ($1.7 million), explosives ($1.0 million) and higher development costs capitalized. Operating costs are expected to continue to decline as mining at the Pamour pit is completed in the coming quarter.

Gold production for second quarter of 2009 was 1%, or 600 ounces, less than in the first quarter of 2009, mainly due to 5% lower grades. In comparison with the prior quarter, the Hoyle Pond underground operation experienced 12% lower grades due to mine sequencing and 5% lower tonnage due to scheduled track upgrades; the Pamour open pit operation experienced 2% lower grades and 3% higher tonnage; and the Dome underground operation experienced 11% higher grades and 2% lower tonnage.

Cash costs for the second quarter of 2009 were 3%, or $14 per ounce, lower than in the prior quarter due to lower operating costs ($52 per ounce, or 371%), offset by a stronger Canadian dollar ($33 per ounce, or 236%) and lower gold production ($5 per ounce, or 35%). The decrease in operating costs was attributable to labour ($1.1 million), electric power ($0.6 million), maintenance parts ($0.4 million), diesel fuel ($0.4 million), explosives ($0.4 million) and donations ($0.4 million).

Exploration during the second quarter of 2009 continued to focus on the Hoyle Pond with drilling in areas directly below the current mining horizon and further down dip to test the extent of the ore body at depth. Drilling results in both areas continue to be encouraging and illustrate orebody continuity to depth.

                                                                                                                                                   GOLDCORP

|13

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada
	Three Months Ended
Operating Data	June 30 2009	March 31 2009	December 31 2008	September 30 2008	June 30 2008
Tonnes of ore milled	340,900	319,800	325,700	316,600	324,300
Average mill head grade (grams/tonne)	6.94	5.72	6.65	5.60	5.00
Average recovery rate (%)	95%	95%	95%	96%	95%
Gold (ounces)
– Produced	71,900	54,600	69,300	52,300	50,100
– Sold	72,100	55,200	69,000	52,600	49,400
Average realized gold price (per ounce)	$927	$920	$802	$857	$897
Total cash costs (per ounce)	$508	$532	$512	$597	$644
Financial Data
Revenues	$66.9	$50.8	$55.3	$45.0	$44.4
Depreciation and depletion	$7.5	$6.6	$7.2	$6.6	$6.1
Earnings from operations	$21.2	$12.7	$11.2	$5.3	$4.2
Expenditures on mining interests	$16.4	$15.5	$5.3	$6.7	$11.8

Gold production for the second quarter of 2009 was 44%, or 21,800 ounces, more than in the second quarter of 2008 due to 39% higher grades and 5% increased mill throughput, partially offset by an increase in mill circuit inventory. The higher grades were due to a higher proportion of mining in the higher grade areas of the T-Antiform and PG zones as planned, offset slightly by lower grades from the PQ Deeps zone, as compared to the second quarter of 2008, when mining was focused on the lower grade southern part of the T-Antiform. As mining continues in these lower-grade areas, grades are expected to return to historic levels for the remainder of the year. The increase in mill throughput resulted from improved stope flexibility and increased hauling capacity.

Cash costs for the second quarter of 2009 were 21%, or $136 per ounce, lower than in the second quarter of 2008 due to higher gold production ($201  per ounce, or 148%) and a weaker Canadian dollar ($80 per ounce, or 59%),  offset by  higher operating costs ($145 per ounce, or 107%). The increase in operating costs was primarily attributable to higher development costs incurred to maintain current production ($4.5 million) arising from additional meters accessed, increased maintenance and repairs on the underground crusher and conveyor ($1.1 million), general employee wage increase ($1.1 million), higher camp costs ($0.4 million) and higher underground infrastructure costs ($0.3 million).

Gold production for the second quarter of 2009 was 32%, or 17,300 ounces, more than in the first quarter of 2009.  In comparison to the prior quarter, Musselwhite experienced 21% higher grades and 7% increased mill throughput. The higher grades were due to focused mining in the high grade areas of both the T-Antiform and PG zones, as compared to the prior quarter when mining was focused in the lower grade areas of the two zones. The increase in mill throughput was due to improved stope flexibility arising from reduced stope re-drilling requirements and improved ground control.

Cash costs for the second quarter of 2009 were 5%, or $24  per ounce, lower than in the prior quarter due to higher gold production ($120 per ounce, or 500%), offset by higher operating costs ($64 per ounce, or 267%) and a stronger Canadian dollar ($32 per ounce, or 133%). The increase in operating costs was primarily due to higher development costs incurred to maintain production ($3.3 million) resulting from an increase in development rates and contractor costs, increased maintenance and repairs on the underground crusher and conveyor ($0.9 million) and increased consumption of diesel and tires ($0.5 million).

Exploration during the second quarter of 2009 focused on the northern extension of the PQ Deeps deposit, extending the resources on the C- and D-blocks. Development of the PQ Deeps zone continued with accesses obtained on the higher grade stoping fronts for

                                                                                                                                                   GOLDCORP

|14

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

production scheduled in 2010. Drilling of the southern extensions of the D-block and Moose zone has also been positive and drilling continues to confirm mineralization of the S1/S2 limbs of the northern part of the T-Antiform.

                                                                                                                                                   GOLDCORP

|15

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

San Dimas mine, Mexico

	Three Months Ended
Operating Data	June 30 2009	March 31 2009	December 31 2008	September 30 2008	June 30 2008
Tonnes of ore milled	172,000	164,100	172,800	161,300	150,200
Average mill head grade (grams/tonne)
– Gold	5.04	5.40	4.45	3.78	4.15
– Silver	241	266	243	234	264
Average recovery rate (%)
– Gold	97%	97%	98%	97%	98%
– Silver	95%	94%	94%	93%	95%
Produced (ounces)
– Gold	27,100	27,600	24, 100	19,000	19,500
– Silver	1,263,900	1,323,000	1,275,200	1,132,600	1,210,900
Sold (ounces)
– Gold	27,100	28,000	23,800	19,100	19,000
– Silver	1,253,600	1,352,300	1,363,600	1,028,500	1,189,300
Average realized price (per ounce)
– Gold	$929	$913	$786	$868	$904
– Silver (1)	$4.02	$4.02	$4.00	$3.95	$3.95
Total cash costs per gold ounce (1)	$309	$257	$252	$436	$597
Financial Data
Revenues	$29.6	$30.5	$24.8	$18.9	$20.8
Depreciation and depletion	$0.1	$2.6	$0.9	$1.6	$0.8
Earnings from operations	$15.3	$15.3	$13.1	$4.8	$1.4
Expenditures on mining interests	$5.4	$3.5	$7.0	$7.9	$9.9

(1)	Silver was sold to Silver Wheaton at a price of $4.02 per ounce ($3.95 prior to November 2008). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

Gold production for the second quarter of 2009 was 39%, or 7,600 ounces, more than in the second quarter of 2008, mainly due to higher gold grades in the Roberta and Robertita veins in the Central Block area. Silver production for the second quarter of 2009 was 4%, or 53,000 silver ounces, more than in the second quarter of 2008 due to higher tonnage, offset by lower silver grades. In comparison to the second quarter of 2008, San Dimas experienced 21% higher gold grades, 9% lower silver grades and 15% higher tonnage. The increase in tonnage was due to the incorporation of new stopes in the Central Block area.

Cash costs for the second quarter of 2009 were 48%, or $288 per ounce,  lower than in the second quarter of 2008 due to higher gold and silver production ($167 per ounce, or 58%), lower operating costs ($65 per ounce, or 23%) and a weaker Mexican peso ($56 per ounce, or 19%). The decrease in operating costs was primarily attributable to labour efficiency programs ($1.6 million) and lower energy and fuel costs ($0.6 million) as a result of operating the Las Truchas hydro-electric plant. The Las Truchas hydro-electric plant operated at 100% of its capacity during the month of April and partial operations during the months of May and June due to expected lower availability of water during the end of the dry season.

Gold production for the second quarter of 2009 was 2%, or 500 ounces, less than in the first quarter of 2009. Silver production for the second quarter of 2009 was 4%, or 59,100 ounces, less than in the first quarter of 2009. In comparison to the prior quarter, San Dimas experienced 7% lower gold grades, 9% lower silver grades and 5% higher tonnage. Cash costs for the second quarter of 2009 were 20%, or $52 per ounce, higher than in the prior quarter due to higher operating costs ($29 per ounce, or 56%), lower gold and silver production ($9 per ounce, or 17%), and a stronger Mexican peso ($14 per ounce, or 27%).  The increase in operating costs was attributable to increased energy and fuel costs due to the partial operation of the Las Truchas hydro-

                                                                                                                                                   GOLDCORP

|16

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

electric plant ($0.1 million), increased haulage costs ($0.2 million) and increased maintenance and consumption of consumables ($0.1 million).

The San Francisco ore pass and the San Luis bridge capital projects are advancing according to schedule and budget.  The main function of the San Francisco ore pass is to reduce the haulage distances in the Central Block by 20% to reduce haulage costs.  The ore pass is expected to be completed during the third quarter of 2009. It is currently in the final construction phase which will be followed by testing and commissioning.

Exploration drilling at the Sinaloa Graben continued during the second quarter of 2009, both underground and on surface, with the objective of locating the western extension of the Central Block.

                                                                                                                                                   GOLDCORP

|17

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three Months Ended
Operating Data	June 30 2009	March 31 2009	December 31 2008	September 30 2008	June 30 2008
Tonnes of ore mined	5,886,000	6,395,000	6,110,000	5,361,300	5,592,500
Tonnes of waste removed	6,788,100	7,620,400	6,606,700	5,694,900	4,569,000
Ratio of waste to ore	1.2	1.2	1.1	1.1	0.8
Tonnes of ore processed	6,013,400	6,436,700	6,113,800	5,429,300	5,725,700
Average grade processed (grams/tonne)	0.61	0.54	0.56	0.61	0.60
Average recovery rate (2)	44%	43%	39%	37%	34%
Gold (ounces)
– Produced	58,500	60,600	59,400	47,400	58,500
– Sold	58,400	60,700	58,700	47,600	58,400
Average realized gold price (per ounce)	$924	$911	$794	$869	$899
Total cash costs (per ounce) (1)	$510	$467	$469	$391	$470
Financial Data
Revenues	$54.9	$55.8	$47.0	$42.1	$53.1
Depreciation and depletion	$11.1	$11.2	$11.2	$10.0	$10.8
Earnings from operations	$9.4	$15.9	$9.3	$12.7	$14.9
Expenditures for mining interests	$18.8	$21.4	$14.3	$12.9	$10.0

(1)
Cash costs per ounce for the Los Filos open pit were $471 for the second quarter of 2009 compared to $442 in the first quarter of 2009 and $435 in the second quarter of 2008. Total cash costs reported have been combined with the underground operation.

(2)
Recovery is reported on a cumulative basis starting in the second quarter of 2008, to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Total Los Filos gold production, which includes the open pit and underground operations, for the second quarter of 2009 was 58,500 ounces which was equal to the second quarter of 2008. In comparison to the second quarter of 2008, Los Filos experienced 2% higher grades and 5% higher tonnage due to improvements in mine sequencing and re-designed use of mining equipment.  Total tonnes moved and solution flow rates to the process plant also increased from the second quarter of 2008 by 25% and 18%, respectively.

Cash costs for the second quarter of 2009 were 9%, or $40 per ounce, higher than in the second quarter of 2008 due to higher operating costs ($92 per ounce, or 230%), offset by a weaker Mexican peso ($52 per ounce, or 130%).  The increase in operating costs was primarily attributable to increases in cyanide consumption and price ($3.5 million), contracted earthmoving ($1.5 million) and community related costs ($1.5 million).

Gold production for the second quarter of 2009 was 3%, or 2,100 ounces, less than in the first quarter of 2009, mainly due to an increase in gold inventory placed on the leach pad that was not placed under leach as it was part of internal leach pad ramps used for the operations of the leach pad. This material will commence leaching in the third quarter of 2009.

Cash costs for the second quarter of 2009 were 9%, or $43 per ounce, higher than in the prior quarter due to higher operating costs ($14 per ounce, or 32%), lower gold production ($18 per ounce, or 42%) and a stronger Mexican peso ($11 per ounce, or 26%). The increase in operating costs was attributable to increases in community related costs ($0.9 million), labour costs ($0.9 million) and consumption of reagents ($0.6 million).

Construction of the third stage of the heap leach pad and the dewatering trench was completed during the second quarter of 2009.  Construction of the buttress continued to progress. The dewatering trench and buttress will provide stability to the future growth of the

                                                                                                                                                   GOLDCORP

|18

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

heap leach pad. The conveying system for the crushing and agglomeration plant is in progress and expected to be commissioned in early 2010.

Exploration drilling at Bermejal South and nearby projects continued during the second quarter of 2009, with a total of 10,400 meters drilled.

The Los Filos underground operation produced 5,700 gold ounces during the second quarter of 2009, as compared to 5,500 in the prior quarter. The existing milling facility currently processing the underground ore is expected to be closed during the third quarter of 2009.  Commencing early in 2010, ore mined from underground will be processed on the heap leach pad.

                                                                                                                                                   GOLDCORP

|19

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico
	Three Months Ended
Operating Data	June 30 2009	March 31 2009	December 31 2008	September 30 2008	June 30 2008
Tonnes of ore mined	630,700	670,500	643,600	630,200	614,500
Tonnes of waste removed	925,700	817,900	978,600	990,800	896,900
Ratio of waste to ore	1.5	1.2	1.5	1.6	1.5
Tonnes of ore milled	544,000	524,600	556,800	524,400	516,500
Average mill head grade (grams/tonne)	3.22	4.47	4.35	4.75	4.32
Average recovery rate	94%	94%	95%	95%	94%
Gold (ounces)
– Produced	53,100	70,900	73,800	76,200	67,700
– Sold	53,500	72,800	74,900	73,500	67,700
Average realized gold price (per ounce)	$915	$913	$798	$861	$900
Total cash costs (per ounce)	$185	$120	$144	$147	$149
Financial Data
Revenues	$49.0	$67.1	$59.9	$63.7	$61.4
Depreciation and depletion	$26.7	$26.1	$26.2	$28.3	$24.5
Earnings from operations	$12.1	$31.6	$22.4	$24.1	$26.2
Expenditures on mining interests	$3.0	$1.3	$0.5	$2.2	$3.4

El Sauzal is approaching the latter years of its mine life and the planned decline in production is occurring.

Gold production for the second quarter of 2009 was 22%, or 14,600 ounces, less than in the second quarter of 2008. This reduced gold production was expected and was due to 25% lower grades, offset by 5% higher mill throughput. In comparison to the first quarter of 2009, gold production was 25%, or 17,800 ounces, less due to 28% lower grades, offset by 4% higher mill throughput. The stripping in phase three is being increased in order to maintain an appropriate mining sequence and ensure sufficient mining widths as the current pit operation deepens. Improvements to the haulage capacity are currently being reviewed in order to meet increased future stripping.

Cash costs for the second quarter of 2009 were 24%, or $36 per ounce, higher than in the second quarter of 2008 due to lower gold production ($40 per ounce, or 111%) and higher operating costs ($27 per ounce, or 75%), offset by a weaker Mexican peso ($31 per ounce, or 86%).  The increase in operating costs was primarily attributable to higher maintenance. In comparison to the prior quarter, cash costs were 54%, or $65 per ounce, higher due to lower gold production ($44 per ounce, or 68%), a stronger Mexican peso ($8 per ounce, or 12%) and higher operating costs ($13 per ounce, or 20%).  The increase in operating costs was primarily due to longer haulage distances and higher equipment maintenance.

During the second quarter of 2009, exploration drilling continued in areas with the key focus between the two pit operations. Regional exploration continued with the focus on nearby grassroots and reconnaissance projects.

                                                                                                                                                   GOLDCORP

|20

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three Months Ended
Operating Data	June 30 2009	March 31 2009	December 31 2008	September 30 2008	June 30 2008
Tonnes of ore milled	540,800	531,500	531,400	387,700	373,400
Average mill head grade (grams/tonne)
– Gold	4.04	3.87	4.56	4.86	4.41
– Silver	81	77	87	98	87
Average recovery rate (%)
– Gold	91%	93%	90%	91%	90%
– Silver	64%	62%	64%	61%	60%
Produced (ounces)
– Gold	63,000	64,500	68,800	51,000	51,300
– Silver	884,900	857,200	932,600	699,600	673,700
Sold (ounces)
– Gold	62,000	67,700	66,500	51,000	56,400
– Silver	799,800	904,300	901,300	693,500	743,000
Average realized price (per ounce)
– Gold	$927	$907	$807	$833	$901
– Silver	$13.76	$12.80	$10.43	$13.12	$17.40
Total cash costs (per ounce) (1)	$250	$217	$251	$304	$176
Financial Data
Revenues	$68.5	$73.0	$63.1	$51.7	$63.7
Depreciation and depletion	$18.3	$17.8	$17.3	$13.5	$14.2
Earnings from operations	$23.5	$28.9	$19.2	$13.4	$26.1
Expenditures on mining interests	$13.4	$7.4	$13.8	$9.8	$8.1

(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the three months ended June 30, 2009, would be $359 per ounce of gold and $5.23 per ounce of silver (three months ended June 30, 2008 – $326 and $6.06, respectively).

Gold and silver production for the second quarter of 2009 were 23%, or 11,700 ounces, and 31%, or 211,200 ounces more, respectively, than in the second quarter of 2008 due to higher tonnage and recoveries, offset by lower grades. In comparison to the second quarter of 2008, Marlin experienced 45% higher tonnage, 1% and 7% higher gold and silver recoveries, respectively, and 8% and 7% lower gold and silver grades, respectively. The increase in tonnage was due to decreased production in June 2008 arising from a power interruption. The increase in recoveries was due to improvements in the Merrill Crowe and milling areas. The lower grades were due to the processing of lower grade stockpiled material which is not expected to continue in the future.

Underground ore mined for the second quarter of 2009 increased by 19%, compared to the second quarter of 2008, averaging 1,720 tonnes per day. Additional mining equipment and the implementation of long-hole stope mining in appropriate areas of the operation continued to have positive impact on the underground mining rate.  Open pit ore mined for the second quarter of 2009 increased by 26%, compared to the second quarter of 2008, as the use of contractors to haul construction materials to the tailings dam allowed pit crews to concentrate on mining.

Cash costs for the second quarter of 2009 were 42%, or $74 per ounce, higher than in the second quarter of 2008 due to higher operating costs ($98 per ounce, or 132%) and lower silver by-product sales credits ($52 per ounce, or 70%), offset by higher gold production ($76 per ounce impact, or 102%). The increase in operating costs was primarily attributable to an increase in contractor

                                                                                                                                                   GOLDCORP

|21

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

services ($1.5 million), royalties ($1.2 million), electricity costs ($0.6 million) and reagents costs ($0.9 million), partially offset by lower fuel costs ($1.2 million).

Gold production for the second quarter of 2009 was 2%, or 1,500 ounces, less than in the first quarter of 2009. Silver production for the second quarter of 2009 was 3%, or 27,700 ounces, more than in the first quarter of 2009. The decrease in gold production was due to an increase in mill circuit inventory, offset by 2% higher tonnage and 4% higher grades. The increase in silver production was due to the higher tonnage, 5% higher grades and 3% higher recoveries. The increase in silver recoveries was due to improvements in the Merrill Crowe and milling areas to account for the changes in ore characteristics from mining of different zones. The higher gold and silver grades were due to planned mining in higher grade areas.

Cash costs for the second quarter of 2009 were 15%, or $33 per ounce, higher than in the prior quarter due to higher operating costs ($30 per ounce, or 91%) and lower gold production ($9 per ounce, or 27%),  offset by higher silver by-product sales credits ($6 per ounce, or 18%). The increase in operating costs was primarily attributable to higher electricity prices and consumption ($0.6 million), an increase in contractor services ($0.7 million), and higher labor costs ($0.2 million).

                                                                                                                                                   GOLDCORP

|22

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
Operating Data	June 30 2009	March 31 2009	December 31 2008	September 30 2008	June 30 2008
Tonnes of ore mined	2,950,800	2,179,000	3,394,500	3,960,500	1,910,400
Tonnes of waste removed	5,555,700	5,839,000	5,706,400	6,562,100	7,084,300
Ratio of waste to ore	1.9	2.7	1.7	1.7	3.7
Tonnes of ore milled	3,753,000	3,341,600	3,751,000	3,361,900	3,508,000
Average mill head grade
– Gold (grams/tonne)	0.53	0.60	0.66	0.44	0.47
– Copper (%)	0.47%	0.51%	0.63%	0.46%	0.41%
Average recovery rate (%)
– Gold	73%	73%	79%	72%	77%
– Copper	84%	82%	89%	84%	77%
Produced
– Gold (ounces)	46,900	47,200	62,800	34,400	40,900
– Copper (thousands of pounds)	32,600	30,600	46,800	28,600	24,600
Sold
– Gold (ounces)	47,100	44,400	69,900	38,100	48,200
– Copper (thousands of pounds)	32,900	26,100	54,700	26,400	29,800
Average realized price
– Gold (per ounce)	$930	$925	$800	$871	$902
– Copper (per pound)	$2.73	$2.29	$0.98	$2.48	$3.93
Total cash costs (per gold ounce) (1)	$(559)	$(368)	$212	$(112)	$(808)
Financial Data
Revenues	$128.7	$94.7	$105.3	$95.3	$157.1
Depreciation and depletion	$18.3	$18.3	$26.2	$16.5	$18.1
Earnings from operations	$32.9	$30.1	$2.0	$12.5	$52.6
Expenditures on mining interests	$3.8	$3.5	$9.1	$4.8	$4.2

(1)
The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the three months  ended June 30, 2009 would be $406 per ounce of gold and $1.38 per pound of copper (three months ended June 30, 2008 – $458 per ounce of gold and $1.92 per pound of copper).

Goldcorp’s share of Alumbrera’s gold and copper production for the second quarter of 2009 was 15%, or 6,000 ounces, and 33%, or 8.0 million pounds more, respectively, than in the second quarter of 2008. Gold production increased due to 7% higher tonnage and 13% higher gold grades, offset by 5% lower gold recoveries. Copper production increased due to 7% higher tonnage, 15% higher copper grades and 9% higher copper recoveries from flotation. The increase in tonnage was as planned. The higher grades were due to higher grade ore mined.

Goldcorp’s share of Alumbrera’s gold production for the second quarter of 2009 was 1%, or 300 ounces, less than in the first quarter of 2009. Goldcorp’s share of Alumbrera’s copper production for the second quarter of 2009 was 7%, or 2.0 million pounds, more than in the prior quarter. In comparison to the prior quarter, Alumbrera experienced 12% higher tonnage, offset by 12% and 8% lower gold and copper grades, respectively.

Cash costs for the second quarter of 2009 were 31%, or $249 per ounce, higher than in the second quarter of 2008 due to lower copper by-product sales credits ($532 per ounce, or 214%) resulting from lower copper prices and lower gold ounces sold ($29 per ounce, or 12%), offset by lower operating costs ($174 per ounce, or 70%) and lower YMAD net proceeds payments ($138 per ounce, or 56%). The decrease in operating costs was primarily due to lower prices for fuel, explosives and ocean freight.

                                                                                                                                                   GOLDCORP

|23

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the second quarter of 2009 were 52%, or $191 per ounce, lower than in the first quarter of 2009 due to higher copper by-product sales credits ($615 per ounce, or 322%) resulting from higher copper prices and higher gold ounces sold ($52 per ounce, or 27%), offset by higher operating costs ($237 per ounce, or 124%) and higher YMAD net proceeds payments ($239 per ounce, or 125%). The provisional pricing impact of higher realized copper prices was $19.2 million, or $408 per ounce, of which $15.2 million, or $323 per ounce related to copper sales in the first quarter of 2009 that settled in the second quarter of 2009.

Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention tax. Alumbrera continues to contest the payment of this retention and dialogue with the government is ongoing. The impact of the retention tax in the second quarter of 2009 was $18.8 million, which has been excluded from cash costs, and includes a $9.0 million write-down of non-recoverable tax credits on overpaid export retention tax related to the provisional pricing impacts on copper concentrate sales in 2008 and 2009. Had these amounts been included, by-product cash costs would have increased by $408 per ounce. The total amount of retention tax paid to date amounts to $75.4 million (Goldcorp’s share).

                                                                                                                                                   GOLDCORP

|24

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three Months Ended
Operating Data	June 30 2009	March 31 2009	December 31 2008	September 30 2008	June 30 2008
Tonnes of ore mined	2,044,500	1,280,600	1,990,000	1,514,500	1,861,500
Tonnes of waste removed	5,105,100	5,825,600	5,009,600	3,435,400	4,158,600
Ratio of waste to ore	2.5	4.5	2.5	2.3	2.2
Tonnes of ore processed	2,044,500	1,280,600	1,943,000	1,514,500	1,861,500
Average grade processed (grams/tonne)	0.50	0.50	0.45	0.57	0.56
Average recovery rate (%)	73%	73%	70%	70%	70%
Gold (ounces)
– Produced	19,500	16,600	27,200	21,800	25,200
– Sold	19,600	19,500	24,400	21,800	25,300
Average realized gold price (per ounce)	$931	$912	$787	$879	$899
Total cash costs (per ounce)	$725	$728	$527	$693	$654
Financial Data
Revenues	$18.2	$17.8	$19.2	$19.2	$22.8
Depreciation and depletion	$3.0	$3.0	$2.9	$2.5	$2.6
Earnings from operations	$0.6	$0.5	$4.9	$0.0	$1.9
Expenditures on mining interests	$15.4	$1.8	$9.9	$1.4	$2.6

Goldcorp’s share of Marigold’s gold production for the second quarter of 2009 was 23%, or 5,700 ounces, less than in the second quarter of 2008. The decrease in production was due to a 45% decrease in recoverable gold ounces stacked on the leach pad in late 2008 compared to late 2007. Gold recovered during the first half of the year depends on the recoverable gold ounces stacked on the leach pad during the period, as well as the recoverable gold ounces stacked late in the prior year.  In comparison to the second quarter of 2008, Marigold experienced 11% lower grades and 19% higher total ore and waste tonnage. The increase in tonnage was due to an increase in haulage capacity with the commissioning of new trucks in addition to improved haul cycles. Pit development during the second quarter of 2009 was focused on the Basalt Phase 6 Pit to expose ore that will be mined in the second half of 2009.

Cash costs for the second quarter of 2009 were 11%, or $71 per ounce, higher than in the second quarter of 2008 due to lower gold production.

During the second quarter of 2009, Marigold commissioned four new trucks as part of the seven truck fleet replacement program, replacing the 172-tonne trucks with the more fuel efficient and productive 312-tonne trucks to improve future operating costs.  All seven new trucks are expected to be fully commissioned by the end of the third quarter of 2009.

Gold production for the second quarter of 2009 was 17%, or 2,900 ounces, more than in the first quarter of 2009, mainly due to an increase in recoverable gold ounces placed on the leach pad. Ore mined during the second quarter of 2009 was higher at comparable grades resulting from a lower strip ratio, as compared to the prior quarter when mining was focused on the waste dominant upper levels of the Basalt Phase 6 Pit.

Cash costs for the second quarter of 2009 were 0.4%, or $3 per ounce, lower than in the prior quarter.

Exploration drilling during the second quarter of 2009 focused on Red Dot to provide for an updated resource evaluation.

                                                                                                                                                   GOLDCORP

|25

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Wharf Mine, United States
	Three Months Ended
Operating Data	June 30 2009	March 31 2009	December 31 20088	September 30 2008	June 30 2008
Tonnes of ore mined	582,200	696,600	675,700	824,800	838,000
Tonnes of ore processed	680,000	633,100	700,200	906,500	677,900
Average grade processed (grams/tonne)	0.85	0.75	0.56	0.72	1.24
Average recovery rate (%)	71%	69%	70%	70%	68%
Gold (ounces)
– Produced	18,700	15,300	18,200	15,900	15,000
– Sold	18,900	14,200	18,900	14,600	16,600
Average realized gold price (per ounce)	$924	$910	$834	$859	$900
Total cash costs (per ounce)	$596	$674	$511	$408	$448
Financial Data
Revenues	$18.5	$13.7	$16.1	$13.8	$15.9
Depreciation and depletion	$2.1	$1.4	$1.0	$0.8	$0.9
Earnings from operations	$3.9	$1.9	$4.8	$5.6	$6.3
Expenditures on mining interests	$0.5	$0.3	$0.5	$6.8	$2.4

Gold production for the second quarter of 2009 was 25%, or 3,700 ounces, more than in the second quarter of 2008 mainly due to improved plant efficiencies which include higher recovery onto carbon columns resulting from higher carbon loading in the plant and the commissioning of the effluent enrichment system in the first quarter of 2009. In addition, Wharf has improved pad management which includes actively monitoring solution flows onto the pads.  In comparison to the second quarter of 2008, Wharf experienced 4% higher recoveries, offset by 31% lower grades.

Cash costs for the second quarter of 2009 were 33%, or $148 per ounce, higher than in the second quarter of 2008 primarily due to fewer gold ounces placed under leach, offset partially by a 5% decrease in operating costs. The decrease in operating costs was attributable to lower fuel and blasting costs.

Gold production for the second quarter of 2009 was 22%, or 3,400 ounces, more than in the first quarter of 2009 due to the above noted higher plant efficiencies and improved pad management. The ore mined during the second quarter of 2009 was 16%, or 114,400 tonnes, lower than in the prior quarter due to the unloading of pad 3.

Cash costs for the second quarter of 2009 were 12%, or $78 per ounce, lower than in the prior quarter primarily due to higher gold production.

Development drilling will continue during the remainder of 2009 to better define the resource.

                                                                                                                                                   GOLDCORP

|26

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

PROJECT DEVELOPMENT REVIEW

Peñasquito Project, Mexico

Peñasquito is a 100% owned project which is currently in development. The feasibility study envisages an ancillary heap leach operation (which started in the second quarter of 2008), followed by a 50,000 tonne per day milling operation starting in mid-2009, ramping up to 130,000 tonnes per day in 2011 with the addition of a second milling circuit. Annual production over the life of mine (estimated at 22 years) is expected to average approximately 500,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In December 2008, new reserves were calculated using the latest exploration data and the deposit now contains 17.4 million ounces of proven and probable gold reserves, 4.6 million ounces of measured and indicated gold resources and 5.3 million ounces of inferred gold resources. In addition, Peñasquito contains 1,045.7 million ounces of proven and probable silver reserves, 369.7 million ounces of measured and indicated silver resources and 395.1 million ounces of inferred silver resources. Significant quantities of zinc and lead will also add to the reserve base. The deposit remains open to the north, east, and at depth. Exploration drilling remains in progress.

Project Status:

On July 13, 2009 the Company announced the completion of the construction of the first sulphide process line (Line 1) at Peñasquito and that commissioning work is advancing on schedule. The primary crusher was completed early in the second quarter and has filled the coarse ore stockpile with 230,000 tonnes of crushed ore in preparation for initial milling. The Line 1 feeders and conveying systems are complete. Construction of the Line 1 SAG mill and the associated two ball mills is complete and commissioning is under way. The Line 1 lead and zinc flotation circuits are substantially complete.

Construction of the second sulphide process line (Line 2) is well underway and progressing toward planned completion in the third quarter of 2010. Many of the components are already on site, including the wrap-around drive motor for the SAG mill and the motors for the two ball mills. The shells for both the SAG and ball mills arrived in Mexico in early July and are currently on site.

Each of the two process lines has designed throughput of 50,000 tonnes per day. Following the completion of the high pressure grinding roll circuit, throughput is expected to reach 130,000 tonnes per day in the fourth quarter of 2010. Advancement of mine optimization evaluations has progressed and includes the assessment of an independent power plant and in-pit crushing and conveying.

Concentrate production is expected to ramp up through the remainder of 2009 with the first concentrate sales occurring in the latter part of the year.

As of June 30, 2009, total project expenditures and commitments, excluding sustaining capital, are $1.496 billion, of which $1.370 billion is spent and $126.0 million is committed. Sustaining capital spent at June 30, 2009 is $170.8 million. The current capital estimate to mechanical completion remains at less than 10% above the November 2007 $1.49 billion capital estimate.

During the second quarter and early part of the third quarter of 2009, several major milestones related to the sulphide mining and processing facilities and related infrastructure were achieved at Peñasquito:

Related to mining activities:

•
Mining activities aimed at exposing sulphide ore for commencement of the processing operations continued to advance very successfully. Overburden is being removed and oxidized material is being hauled to the oxide heap leach facility in order to access the sulphide ore beneath. At June 30, 2009, 4.2 million tonnes of sulphide ore was stockpiled at the primary crusher, providing several months of mill feed.

•	The full complement of 57 (300-tonne) haul trucks and four electric shovels are operating at an average mining rate of approximately 500,000 tonnes per day.

                                                                                                                                                   GOLDCORP

|27

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

•	The heavy equipment wash bay, shop and office facilities at the truck shop were commissioned and are now in use.

•
The heap leach operations processing facilities produced pre-commissioning production of 20,300 ounces of gold and 646,200 ounces of silver, with total costs for the quarter being $6.7 million ($19.7 million project to date). The costs are capitalized and the proceeds of any sales during this pre-commissioning production phase are offset against the capitalized mining costs. At June 30, 2009, Peñasquito had 20.8 hectares of ore under leach.

Related to the processing facilities:

•
Commissioning of the primary crusher commenced early in the second quarter of 2009 with the first material crushed and conveyed on April 10, 2009. A forty-hour test was performed to reach design capacity with crushed material stockpiled to feed the SAG mill.

•	The grinding circuit progressed with an eight-hour test performed on the SAG mill and Ball mill #2. The SAG mill feed conveyor was tested with its variable frequency drive and is now ready to operate.

•
A number of key components were completed including the pebble crusher transfer tower, screening plant, the pebble crusher, feed bin for the high pressure grinding circuit, the first row of lead concentrate rougher flotation cells and the lead verti-mill mechanical erection.

•	The preparation and distribution tanks for the sulphide reagents were hydro-tested and the reagents warehouse was completed.

Related to infrastructure:

•
Accumulation of water and construction of the supporting infrastructure to support the processing start-up continued. Water from the well fields and the pit-dewatering wells continued pumping with over six million cubic meters of water stored in the tailings dam.

•	The new airstrip was completed with the first flight on June 29, 2009.

Related to exploration activities:

•
During the second quarter and early part of the third quarter, exploration drilling on the site continued to focus on defining the southern extent of the Chile Colorado mineralization and condemnation drilling in this area, in order to locate future site infrastructure.

•	Regional exploration continued at a number of targets, including delineation drilling at Noche Buena and initial drill tests at El Quemado and Gallos Blancos.

                                                                                                                                                   GOLDCORP

|28

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Éléonore Project, Canada

The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada.  The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2008, the deposit contained 2.3 million ounces of indicated gold resources at an average grade of 10.05 grams per tonne and 3.0 million ounces of inferred gold resources at an average grade of 12.75 grams per tonne.

During the second quarter of 2009, drilling at Éléonore continued, concentrating on the deep, north and south extensions of the deposit. Positive drilling results continue to be received with additional high grade intersects.  The focus for the remainder of 2009 is to continue to analyze and further define high grade potential of the ore body.

Project work continues on block modeling, with a focus on high grade areas in the deposit.  The mine environmental and social impact assessment (ESIA) is expected to be submitted by the end of 2009. The internal pre-feasibility study is also expected to be completed by the end of 2009.

Work continues between Goldcorp, Wemindji and the Grand Council of the Crees to support the advanced exploration program and continue developing a collaboration agreement for the future mine.

Capital expenditures in the second quarter of 2009 amounted to $19.4 million, of which $13.0 million related to the pre-payment to Hydro Quebec for the power line construction. The remainder of the capital expenditures consists of exploration drilling, environmental study and permitting. Project capital expenditures expected in the remainder of the year with respect to previously deferred infrastructure work include construction of winter road, temporary airstrip completion, and preparation for installation of permanent bridges and exploration shaft. In addition, the site will continue surface exploration drilling through year end. Cumulative expenditures to date since acquisition amount to $183.3 million.

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2008, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.

Construction of the two declines was suspended during the second quarter of 2009 when hot water was intersected in the north decline, which flooded a section of the decline until adequate pumps were installed. Temperatures in both declines increased to the point where conventional explosives could no longer be used. Construction of the declines will remain suspended until additional dewatering wells are installed. Two additional dewatering wells are planned for later this year and the installation of pumps in two existing wells is anticipated to increase overall dewatering efficiency.

Exploration drilling of the geothermal resource commenced in the fourth quarter of 2008 and the third well was completed in the second quarter of 2009. Drilling of the fourth well commenced during the second quarter of 2009. The feasibility of a geothermal plant will be investigated following the completion of this drilling program.

                                                                                                                                                   GOLDCORP

|29

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)

Pueblo Viejo is a 22.4 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 9.0 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.

The Pueblo Viejo project in the Dominican Republic is advancing on schedule in line with its pre-production capital budget of approximately $2.7 billion (100% basis), and first gold continues to be expected in the fourth quarter of  2011.

Engineering and design is more than two-thirds complete and the fabrication of the autoclaves and oxygen plant is progressing on schedule. The amended Special Lease Agreement (SLA) was agreed upon by all parties and submitted by the President to Congress for approval.

Consultation with the communities on the power line right of way continued during the second quarter of 2009, and is progressing well.  Fabrication and construction efforts continue on schedule.

To date Goldcorp has invested $417.5 million, $90.3 million of which related to the initial acquisition costs in 2006, with the balance of $327.2 million being funds invested to finance ongoing project development activities.  The project partners continued discussions with a group of lenders to put in place up to $1 billion of project financing (100% share), which covers a portion of the total capital cost of the project.  Closing of this financing is expected in the fourth quarter of 2009.

                                                                                                                                                   GOLDCORP

|30

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

EXPENSES

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Corporate administration	$35.5	$41.4	$65.5	$66.5
Exploration	6.5	15.3	14.6	27.8

Non-cash stock based compensation expense for the three months ended June 30, 2009 of $12.4 million, included in corporate administration, decreased by $2.9 million, compared to the three months ended June 30, 2008, due to the issuance of $7.2 million of restricted share units (“RSU’s”) during the second quarter of 2008 which vested immediately, offset by additional issuances of stock options and RSU’s and the vesting of previously issued stock options and RSU’s during the three months ended June 30, 2009. Non-cash stock based compensation expense for the six months ended June 30, 2009 of $21.9 million, included in corporate administration, increased by $2.2 million, compared to the six months ended June 30, 2008, due to the issuance of additional stock options and RSU’s and the vesting of previously issued stock options and RSU’s.

Excluding stock based compensation expenses, corporate administration for the three and six months ended June 30, 2009 was $3.0 million and $3.2 million lower than in the three and six months ended June 30, 2008, respectively.

Exploration costs for the three and six months ended June 30, 2009 were $8.8 million and $13.2 million lower than in the three and six months ended June 30, 2008, respectively, due to reduced exploration spending which is in line with the Company’s 2009 plan. Exploration costs for the three and six months ended June 30, 2008 included costs related to the expansion of the drilling program at the Red Lake mines.

OTHER INCOME (EXPENSES)
	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Interest and other income (expenses)	$(4.7)	$9.1	$(5.0)	$18.8
Interest expense and finance fees	(24.0)	(0.6)	(24.5)	(6.2)
Share of income of equity investee	-	0.1	-	3.9
Loss on foreign exchange	(326.3)	(91.2)	(209.6)	(157.8)
Gain (loss) on non-hedge derivatives	8.7	(0.7)	9.7	(32.3)
Gain (loss) on securities, net	0.1	-	0.4	(1.5)
Gain on disposition of Silver Wheaton shares	-	-	-	292.5
Dilution gains (loss)	-	(0.7)	(0.7)	1.4
	$(346.2)	$(84.0)	$(229.7)	$118.8

The decrease in interest and other income during the three and six months ended June 30, 2009, as compared to the three and six months ended June 30, 2008, is primarily due to the significant cash balances held during the three and six months ended June 30, 2008. The significant cash balances arose from the sale of the Peñasquito silver stream in the third quarter of 2007 and the disposition of the Silver Wheaton shares in the first quarter of 2008.

Interest expense and finance fees incurred during the three and six months ended June 30, 2009 was primarily due to the issuance of the $862.5 million convertible senior notes on June 5, 2009. Interest expense and finance fees incurred during the three and six months ended June 30, 2008 was primarily due to balances outstanding under Silver Wheaton’s non-revolving loans which were extinguished as a result of the Company’s sale of its interest in Silver Wheaton on February 14, 2008, and the Company’s revolving credit facility.

                                                                                                                                                   GOLDCORP

|31

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

The share of income of equity investee earned during the three and six months ended June 30, 2008 related to the Company’s investment in Peak Gold which was accounted for using the equity method. Upon Goldcorp losing significant influence over Peak Gold during the second quarter of 2008, the investment was designated and accounted for as an available-for-sale investment measured at fair value.

The Company recorded $305.6 million and $184.2 million of loss on foreign exchange on the translation of future income tax liabilities on mining interests arising from acquisitions in the three and six months ended June 30, 2009, respectively, resulting primarily from the impact of the strengthened Canadian dollar and Mexican peso. At June 30, 2009, the Company had $3.4 billion of future income tax liabilities which arose from acquisitions of mining interests and are monetary items translated each quarter end at current exchange rates. The remaining loss on foreign exchange in the three and six months ended June 30, 2009 represents the impact of the strengthened Canadian dollar and Mexican peso on the Company’s net monetary liabilities denominated in local currencies.

As discussed under “Financial Instruments and Related Risks” below, the Company entered into foreign currency, heating oil and copper contracts to normalize its operating expenditures in US dollar terms during the three and six months ended June 30, 2009. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to market at each period end with changes in fair value recorded in earnings for the period.  A net gain of $8.7 million and $9.7 million was recorded in the three and six months ended June 30, 2009, respectively, comprised of realized gains of $2.8 million and $2.9 million on matured contracts, respectively, and mark-to-market gains of $5.9 million and $6.8 million, respectively. For the three and six months ended June 30, 2008, the Company recorded a net loss of $0.7 million and $32.3 million, respectively, comprised of realized losses of $10.5 million and $18.6 million on matured copper forward contracts, respectively, and mark-to-market gains and losses of $9.8 million and $13.7 million on outstanding copper forward contracts, respectively.

A $0.1 million and $0.4 million gain on securities was recorded in the three and six months ended June 30, 2009, respectively, relating to the Company’s investments in warrants.

On February 14, 2008, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% remaining interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million before tax ($136.5 million after tax).

During the first quarter of 2009, Terrane renounced the income tax benefits relating to the C$5.5 million flow through shares issued in the third quarter of 2008. The amount renounced is reduced from share capital as share issue costs which resulted in a reversal of previously recorded dilution gain of $0.7 million. The dilution gains and loss for the three and six months ended June 30, 2008 resulted from the exercise of options held by non-controlling interests and the reversal of dilution gain previously recorded upon renouncement of the income tax benefits relating to flow through shares issued by Terrane in 2007.

INCOME AND MINING TAXES

Income and mining taxes for the three and six months ended June 30, 2009 totaled $41.5 million and $68.6 million, respectively (three and six months ended June 30, 2008 -$61.6 million and $245.2 million, respectively), approximately 32.7% and 20.5% of earnings before taxes, foreign exchange loss from translation of future income tax assets and liabilities, dilution loss and gains and stock option expense, which are not subject to taxation, deductible, or likely to be utilized (three and six months ended June 30, 2008 – 37.0% and 37.9%).

The lower effective tax rate for the three  months ended June 30, 2009, as compared to the three months ended June 30, 2008, is due primarily to a higher effective tax rate on the Company’s Mexican operations in 2008 as a result of book-to-tax provision adjustments.  The lower effective tax rate for the six months ended June 30, 2009, as compared to the six months ended June 30, 2008, is primarily due to the tax impacts of the additional tax benefits recognized from the harmonization of Ontario corporate income tax with the

                                                                                                                                                   GOLDCORP

|32

Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Federal tax system and the final settlement of certain tax audit issues in 2009 and the income taxes payable on the disposition of the Silver Wheaton shares of $155.9 million for the six months ended June 30, 2008.  Adjusted for these and other items, the effective tax rate for the six months ended June 30, 2009 and 2008 would be 26.0% and 25.4%, respectively.

The future income tax liability on the disposition of the Silver Wheaton shares will be payable in the first quarter of 2010, and as a result, the income tax liability was reclassified from future to current liability in the first quarter of 2009.  The impact of this reclassification was a future income tax recovery and current income tax expense on the statement of earnings, with no impact to net earnings.  Cash flows for the three and six months ended June 30, 2009 were also not impacted due to the non-cash nature of this transaction.

NON-CONTROLLING INTERESTS

The non-controlling interests at June 30, 2009 relates to Goldcorp’s non-wholly owned subsidiary, Terrane.

Goldcorp’s interest in Terrane during the first quarter of 2008 was 68%. As a result of a C$5.5 million private placement of common shares during the third quarter of 2008, Goldcorp’s interest decreased from 68% to 66%. The non-controlling interests’ share of the net loss for Terrane for the three and six months ended June 30, 2009 amounted to $0.8 million and $0.5 million, respectively, compared  to a net loss of $0.2 million and net income of $1.7 million for the three and six months ended June 30, 2008, respectively.

The remaining $7.2 million of non-controlling interests’ share of net income for the six months ended June 30, 2008 related to Silver Wheaton. The Company disposed of its remaining 48% interest in Silver Wheaton on February 14, 2008.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION

The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per gold ounce to operating expenses per the consolidated financial statements for the three and six months ended June 30:

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Operating expenses per consolidated financial statements (1)	$303.5	$318.9	$562.1	$577.4
Treatment and refining charges on concentrate sales	6.9	5.7	12.5	11.4
By-product silver and copper sales	(109.7)	(142.0)	(187.7)	(275.1)
Alumbrera export retention tax	(18.8)	(11.7)	(27.9)	(21.4)
Realized gains on currency, heating oil and copper contracts	(2.8)	-	(2.9)	-
Non-cash adjustments and other	(4.1)	(0.4)	(6.5)	-
Total cash costs (by-product)	$175.0	$170.5	$349.6	$292.3
Divided by ounces of gold sold	564,800	553,200	1,170,100	1,068,000
Total cash costs (by-product) per gold ounce(2)	$310	$308	$299	$274

(1)
$18.6 million and $25.2  million in royalties for the three and six months ended June 30, 2009, respectively, are included in operating expenses per the consolidated financial statements (three and six months ended June 30, 2008 - $24.5 million and $43.6 million, respectively).

(2)
If silver and copper sales for Marlin and Alumbrera, respectively, were treated as co-products, total cash costs would be $402 and $377 per ounce of gold for the three and six months ended June 30, 2009, respectively (three and six months ended June 30, 2008 - $432 and $415 per ounce of gold, respectively).

(3)	San Martin ended its mining process in October 2007, and is therefore excluded from the figures above.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

The Company has included a non-GAAP performance measure, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings per the consolidated financial statements for the three and six months ended June 30:

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Net earnings (loss) per consolidated financial statements	$(231.6)	$(9.2)	$59.3	$220.3
Unrealized foreign exchange loss on translation of future income tax liabilities	305.6	98.4	184.2	155.0
Unrealized foreign exchange loss on translation of taxes payable on disposition of Silver Wheaton shares	10.4	-	6.8	-
Unrealized loss (gain) on currency, heating oil and copper contracts, net of tax	(4.0)	(6.7)	(4.6)	9.3
Loss (gain) on securities, net of tax	(0.1)	-	(0.4)	1.2
Dilution loss (gains)	-	0.7	0.7	(1.4)
Gain on disposition of Silver Wheaton shares, net of tax	-	-	-	(136.5)
Transaction costs for issuance of convertible debt, net of tax	12.6	-	12.6	-
Write-off of Alumbrera export retention tax overpayment receivable, net of tax	6.3	-	6.3	-
Total adjusted net earnings	$99.2	$83.2	$264.9	$247.9
Weighted average shares outstanding (000’s)	730,539	710,774	730,147	709,740
Adjusted net earnings per share	$0.14	$0.12	$0.36	$0.35

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no significant change in the Company’s exposure to credit risk and its objectives and policy for managing these risks during the six months ended June 30, 2009.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.  The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the three and six months ended June 30, 2009, the Company generated operating cash flows from continuing activities of $263.7 million and $561.8 million, respectively (three and six months ended June 30, 2008 - $184.7 million and $401.0 million, respectively).

At June 30, 2009, Goldcorp held cash and cash equivalents of $866.0 million (December 31, 2008- $262.3 million) and had working capital of $915.8 million (December 31, 2008 - $286.8 million).

On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At June 30, 2009, there was no amount outstanding under this credit facility. On July 8, 2008, Terrane entered into a credit agreement with the Bank of Montreal for an 18-month, non-revolving term loan facility of up to C$40 million. At June 30, 2009, the amount outstanding was C$14.5 million ($12.5 million).

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2009:
	June 30, 2009					December 31 2008
	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$326.5	$-	$-	$-	$326.5	$294.0
Current derivative liabilities (note 6(a))	4.0	-	-	-	4.0	-
Debt re-payments (principal portion)	12.5	-	-	862.5	875.0	5.3
InInterest payments on convertible senior notes (note 5(b))	11.3	34.5	34.5	8.6	88.9	-
Capital expenditure commitments	201.5	38.9	-	-	240.4	294.1
Minimum rental and lease payments	1.6	3.7	2.9	3.4	11.6	11.4
$557.4	$77.1	$37.4	$874.5	$1,546.4	$604.8

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

At June 30, 2009, the Company had letters of credit outstanding and secured deposits in the amount of $237.7 million (December 31, 2008 - $201.3 million).

In the opinion of management, the working capital at June 30, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for the remainder of 2009 with a focus on commissioning Peñasquito in January 2010 and further developing Pueblo Viejo are forecasted to be $700.0 million. These expenditures will be funded partly by cash flows from operations, available cash balances raised from the issuance of the convertible senior notes in June of 2009 and available funding under the $1.5 billion revolving credit facility.

For the periods beyond 2009, the Company’s cash flows from operations are expected to significantly increase with commercial production at Peñasquito. Cash flows from operations and available funding under the Company’s loan facilities, which include an anticipated project financing loan of up to $1.0 billion for Pueblo Viejo ($400.0 million – Goldcorp’s share), are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

Market Risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk.  Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, value-added taxes and insurance receivables. At June 30, 2009, the Company had $3.4 billion of future income tax liabilities which arose from the acquisitions of Placer Dome assets and Glamis in 2006 and of Gold Eagle in the third quarter of 2008 which are payable in local currencies. The future income tax liabilities are monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in net earnings for the period.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at June 30, 2009:
June 30, 2009	Cash and cash equivalents	Accounts receivable and other current and long- term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Current portion of long term debt	Future income tax liabilities
Canadian dollar	$10.2	$14.3	$(149.1)	$(100.3)	$(12.5)	$(970.8)
Mexican peso	26.9	94.3	35.3	(143.7)	-	(2,335.6)
Argentinean peso	1.6	16.2	(18.7)	(46.1)	-	(116.6)
Guatemalan quetzal	1.1	12.2	-	(14.3)	-	(16.9)
	$39.8	$137.0	$(132.5)	$(304.4)	$(12.5)	$(3,439.9)

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

December 31, 2008	Cash and cash equivalents	Accounts receivable and other current and other long- term assets	Income and mining taxes receivable (payable)	Accounts payable and accrued liabilities	Long term debt	Future income tax liabilities
Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	-	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	-	(139.3)
Guatemalan quetzal	1.2	11.2	-	(13.3)	-	(4.6)
	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

During the three and six months ended June 30, 2009, the Company recognized a loss of $326.3 million and $209.6 million on foreign exchange, respectively (three and six months ended June 30, 2008 –$91.2 million and $157.8 million, respectively). Of this amount, $305.6 million and $184.2 million resulted from the translation of future income taxes denominated in currencies other than US dollars, respectively (three and six months ended June 30, 2008 - $98.4 and $155.0 million, respectively). Based on the above net exposures at June 30, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $222.7 million increase or decrease in the Company’s after-tax net earnings for the six months then ended.

During the three and six months ended June 30, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% of its annual Canadian dollar and Mexican peso operating expenditures.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its outstanding revolving credit facility and non-revolving term loan and cash and cash equivalents. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate incurred by the Company during the three and six months ended June 30, 2009 on its outstanding revolving credit facility and non-revolving term loan was 0.93%. At June 30, 2009, a 10% increase or decrease in the interest rate would result in a nominal decrease or increase in the Company’s after-tax quarterly net earnings.  The average interest rate earned by the Company during the three and six months ended June 30, 2009 on its cash and cash equivalents were 0.20% and 0.21%, respectively.  A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax quarterly net earnings.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.  There has been no significant change in the Company’s exposure to price risk and its objectives and policy for managing these risks during the six months ended June 30, 2009.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

OTHER RISKS AND UNCERTAINTIES

There were no changes to the Company’s exposure to risks and other uncertainties as described in the 2008 year end “Management’s Discussion and Analysis”.

CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted the Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs.  Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”).   EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC-173 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which supercedes EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required.  EIC-174 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year ending December 31, 2009, with retrospective application.  The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2008 annual consolidated financial statements describes all of the Company’s significant accounting policies.

Inventories

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the cost of mining ore stacked on its leach pads and in process at certain of its mines as work-in-process inventory, and values work-in-process inventory at the lower of cost and estimated net realizable value.  These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered.  The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the amount of gold in the mill circuits and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove inaccurate, the Company could be required to write down the carrying amount of its work-in-process inventories, which would reduce the Company’s earnings and working capital. At June 30, 2009 the average cost of inventory is significantly below its net realizable value.

Mining Interests

The Company records mining properties at cost. In accordance with Canadian GAAP, the Company capitalizes pre-commissioning production expenditures net of revenues received as part of cost. Exploration costs are expensed as incurred to the date of establishing that costs incurred are economically recoverable, at which time exploration costs are capitalized and included in the carrying amount of the related property.

A significant portion of the Company’s mining properties is depleted on a unit-of-production basis. Under the unit-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amount of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

Canadian GAAP requires the Company to consider at the end of each accounting period whether there has been an impairment of its mining properties. For producing properties, this assessment is based on expected future net cash flows to be generated from the mine. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amount of its mining properties, which would reduce the Company’s earnings and net assets. At June 30, 2009, the Company assessed the change in factors which may indicate a need for impairment at each property, which indicated that the properties’ estimated undiscounted net cash flows are in excess of their carrying values.

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

inaccurate, the Company could be required to write down the carrying amount of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.

Goodwill and Impairment Testing

The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities assigned to the reporting unit.

The Company performs an impairment test, on an annual basis, to determine whether the carrying amount of goodwill is no longer recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. This annual test is performed at December 31 of each fiscal year. At the end of each period, the Company reviews its reporting units to determine whether current events and circumstances indicate that the carrying amount of goodwill may not be recoverable.  A review of the Company’s reporting units at June 30, 2009 indicate that no such impairment indicator exists.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense). Adjustments to the liability are also made for changes in the estimated future cash flows underlying the initial fair value measurements which result in a corresponding change to the carrying value of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method. If the estimates of costs or of recoverable reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amount of its mining properties or increase the amount of future depletion expense. A write-down of the carrying amount of mining properties due to changes in estimates of costs will have a corresponding impact to the liability and no impact to net assets. An increase to future depletion expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax assets and liabilities recorded at the balance sheet date.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Foreign Currency Translation

The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies that are not measured at fair value are translated using the rate of exchange at the transaction date; non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the exchange rate prevailing at the balance sheet date; and foreign exchange gains and losses are included in earnings. Of the $326.3 million and $209.6 million in loss on foreign exchange recognized during the three and six months ended June 30, 2009, respectively, $305.3 million and $183.9 million, respectively, related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Accounting Policies To Be Implemented Effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted. The Company is considering early adoption of these sections, which requires that all three sections be adopted at the same time.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures.  The transition may also impact business activities, such as foreign currency and other hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Company has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Company has completed the scoping and planning phase. The detailed assessment phase (“phase 2”) which is in progress will result in accounting policies and transitional exemptions decisions, estimates of quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The Company expects to complete the shell financial statements including estimates of the anticipated financial statement impact by the end of the third quarter of 2009. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

beyond. The Company will continue to monitor changes in IFRS throughout the duration of the conversion process and assess their impacts on the Company and its reporting.

OUTLOOK

The Company expects to produce 2.3 million ounces of gold at an average cash cost of approximately $365 per ounce (by-product) and $400 per ounce (co-product) in 2009.  Gold production levels on a quarterly basis are expected to be generally consistent throughout 2009. Assumptions used to forecast total cash costs for 2009 include a by-product silver price of $10.00 per ounce, a by-product copper price of $1.75 per pound, an oil price of $65 per barrel and the Canadian dollar and Mexican peso at 1.20 and 12.50 respectively to the US dollar.

Total capital expenditures for 2009 are forecast at $1.5 billion, including $530 million for Peñasquito and $430 million for Pueblo Viejo. Total exploration expenditures in 2009 are expected to amount to $95 million, of which approximately one-third will be expensed, with efforts focused on replacing reserves mined throughout the year.  Total corporate and administrative expense, excluding stock based compensation expense, is forecast at $74 million for 2009. Depreciation and depletion expense is expected to be $483 million, and the Company expects an overall effective tax rate of 35% for the remainder of 2009.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures.  Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

                                                                                                                                                   GOLDCORP

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Second Quarter Report – 2009
(in United States dollars, tabular amounts in millions, except where noted)

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on Scope of Design

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, a proportionately consolidated entity in which the Company has a 37.5% interest, as the Company does not have the ability to dictate or modify controls at the entity. Alumbrera constitutes 3% of net assets, 4% of total assets and 21% of earnings from operations of the unaudited interim consolidated financial statement amounts as of and for the three months ended June 30, 2009. Included in the net loss of $231.6 million for the three months ended June 30, 2009 is $15.4 million of net earnings from Alumbrera.

                                                                                                                                                   GOLDCORP

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All forward-looking statements and forward-looking information are developed based on assumptions about such risks, uncertainties and other factors set out herein. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2008, dated March 13, 2009, and other continuous disclosure documents filed by Goldcorp available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

                                                                                                                                                   GOLDCORP

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